Cue Energy Resources Limited

A.B.N. 45 066 383 971

09045672

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

25 February 2009

SUPPL

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

SEC
Mail Processing
Section

MAR 11 2009

Washington, DC
105

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Maari Field First Oil

Cue is pleased to report that oil flowed today for the first time to the Maari permanent production facilities. The oil flowed from the first of the project's planned five production wells. Over the next two weeks, production testing will take place to ensure that all production systems are fully operational for long term production.

The Maari oil field is 80km off the coast of South Taranaki, New Zealand and is expected to produce around 50 million barrels of oil over a 10-15 year life.

A total of eight wells are planned with five oil production and three water injection wells. Two wells have already been completed and the second well is currently being hooked up to the production facilities. The field's oil production rate is expected to progressively increase as additional production wells are drilled with the rate expected to reach around 35,000 barrels of oil per day at the end of the third quarter 2009.

- *Photo attached*

Cue Comment

'This is a very important milestone for Cue.' said Cue's CEO, Mr. Coppin.
'The oil production from Maari will increase Cue's oil production, when the field is fully operational, to around 300% of Cue's current oil production from the SE Gobe field in PNG and from the Oyong field in Indonesia.'

The participants in the Maari field are:

Cue Taranaki Pty Ltd	5%
OMV NZ Ltd (Operator)	69%
Todd Maari Limited	16%
Horizon Oil International Limited	10%

Any queries regarding the announcement should be directed to the company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

25th February 2009



ENSCO107 jack up rig drilling Maari development wells with the Raroa FPSO in the background.

Source: OMV NZ Ltd